UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

The Interpublic Group of Companies, Inc.

(Name of Subject Company (issuer))

The Interpublic Group of Companies, Inc.

(Name of Filing Person (issuer))

Zero-Coupon Convertible Senior Notes due 2021

(Title of Class of Securities)

460690AP5

460690AQ3

(CUSIP Numbers of Classes of Securities)

Nicholas J. Camera, Esq.

Senior Vice President, General Counsel & Secretary

The Interpublic Group of Companies, Inc.

1271 Avenue of the Americas

New York, New York 10020

(212) 399-8000

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Copies to:

David Lopez

Cleary, Gottlieb, Steen & Hamilton

One Liberty Plaza

New York, New York 10006 (212) 225-2000

Calculation of Filing Fee

Transaction valuation* $582,539,756.96	Amount of filing fee $116,507.95

*For the purpose of calculating amount of filing fee only. The amount assumes that all outstanding Notes are purchased at a price of 82.9876% of their principal amount at maturity.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $116,507.95

Form or Registration No.: 005-04764

Filing Party: The Interpublic Group of Companies, Inc.

Date Filed: March 10, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

The Interpublic Group of Companies, Inc., a Delaware corporation (“Interpublic”), hereby amends to correct a typographical error the Tender Offer Statement on Schedule TO (the “Schedule TO”), originally filed on March 10, 2003, with respect to the offer to purchase for cash any and all of its outstanding Zero-Coupon Convertible Senior Notes due 2021 (the “Notes”) at a purchase price of 82.9876% of their principal amount at maturity. Interpublic’s offer for the Notes is being made on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 10, 2003, and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal are included as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to this Schedule TO. The offer will expire at 12 midnight, New York City time, on Friday, April 4, 2003, unless the offer is extended. The Schedule TO, as amended, is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

The section of the Offer to Purchase entitled Section 6 – “Ratio of Earnings to Fixed Charges” is hereby amended as follows:

In the table of ratio of earnings to fixed charges, the ratio for year ended December 31, 1999 is amended to read 3.79x, not 8.79x.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2003

THE INTERPUBLIC GROUP OF COMPANIES, INC.

By:	/s/ Nicholas J. Camera
	Name:	Nicholas J. Camera
	Title:	Senior Vice President, General Counsel & Secretary

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INDEX TO EXHIBITS

ExhibitNo.	Description
(a)(1)(i)*	Offer to Purchase, dated March 10, 2003
(a)(1)(ii)*	Form of Letter of Transmittal.
(a)(1)(iii)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)*	Form of Notice of Guaranteed Delivery.
(a)(2)-(a)(4)	None.
(a)(5)*	Press Release issued by Interpublic dated March 10, 2003.
(b)(i)*

Indenture, dated as of October 20, 2000, between Interpublic and The Bank of New York, as trustee (incorporated herein by reference to Exhibit 99.1 to our Current Report on Form 8-K, dated October 24, 2000).

(d)*

Amended and Restated Commitment Letter, dated February 28, 2003, among Interpublic, UBS AG and UBS Warburg, LLC (incorporated herein by reference to our Current Report on Form 8-K, dated March 7, 2003).

(g)	None.
(h)	None.

* Previously Filed

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